MFS® INVESTMENT MANAGEMENT
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

March 10, 2011

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 5 to Registration Statement on Form N-1A for MFS Series Trust XIV (File No. 811-22033) (“Trust XIV”)

Ladies and Gentlemen:

On behalf of Trust XIV, this letter sets forth our responses to your comments on the above-mentioned Registration Statement, filed on December 28, 2010.

General Comments

1.	Comment:	Please file a “Tandy” representation letter in connection with the comment process for the above-referenced Registration Statements.

Response:	A “Tandy” representation letter will be filed on or before the date hereof.

Prospectus

2.	Comment:
Under "Principal Investment Strategies," change the phrase "…MFS seeks to comply with industry-standard regulatory requirements" to refer to rules of the Securities and Exchange Commission (the "SEC").

Response:	The requested change will be made.

3.	Comment:	Under "How to Purchase Shares," clarify the timing under which shares receive the current day's net asset value.

Response:	We will modify the disclosure as follows: "Your shares will be bought at the net asset value per share next calculated after your

Securities and Exchange Commission
March 10, 2011

purchase is received in proper form ~~(and accepted by MFSC with respect to telephone purchase orders)~~."

4.	Comment:	Under "Limitations on the Ability to Detect and Curtail Frequent Trading," clarify whether these policies apply to omnibus accounts.

Response:	We will modify the disclosure as follows:

"MFS anticipates that shareholders will purchase and sell shares of the fund frequently because the fund is intended to serve as an overnight cash investment.  As a result, the Board of Trustees has not adopted policies and procedures designed to discourage frequent fund share transactions.  To the extent there are large or frequent purchases and/or redemptions in the fund, these purchases and/or redemptions can interfere with the efficient management of the fund's portfolio, may result in increased transaction and administrative costs, and may adversely impact the fund’s performance."

Trust XII -- Statement of Additional Information ("SAI")

5.	Comment:
In the "Trustee Compensation Table," confirm that the "Fees Paid by Fund" column and the "Total Fees Paid by Fund and Fund Complex" include aggregate compensation, and that estimated annual benefits upon retirement information is presented,  as required by Item 17 of Form N-1A.

Response:
The "Fees Paid by Fund" column and the "Total Fees Paid by Fund and Fund Complex" column do include the aggregate compensation paid to the Trustees.  We will change the name of the columns to "Compensation Paid by Fund" and "Total Compensation Paid by Fund and Fund Complex" for clarification. The estimated annual benefits upon retirement information is not included in the "Trustee Compensation Table" because it is not applicable.

6.	Comment:
Under "Trustee and Officers – Identification and Background," separate into separate columns the description of Principal Occupation and the description of Other Directorships pursuant to Item 17 of Form N-1A.

Response:	The requested change will be made.

Securities and Exchange Commission
March 10, 2011

7.	Comment:	Add the number of portfolios in the fund complex overseen by the trustees.

Response:	Although that information is already included in the SAI Part I, we will include it in this section as well.

8.	Comment:
Under "Appendix E-Investment Restrictions," where stated that the fund may invest "to the extent permitted by applicable law," add the maximum percentage the fund may so invest and include a description of the risks from that policy.

Response:
We are not aware of any requirement in Form N-1A to include the maximum amount that may be invested in each security type, and therefore, we respectfully decline to so include such disclosure.  We believe that the disclosure in "Appendix E-Investment Restrictions" includes the disclosure required by Item 16(b) of Form N-1A.

9.	Comment:
Under "Appendix E – Recipients of Non-Public Portfolio Holdings on an Ongoing Basis," there is a reference to the Fund's distributor; there is no mention of a distributor in the prospectus or SAI.  Please explain.

Response:	The reference to MFD was inadvertent and will be removed. There is no distributor for this fund.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Assistant Secretary